Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2023 Unaudited Financial Results

SHENZHEN, China, May 16, 2023 /PRNewswire/ -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Financial Highlights

In the three months ended March 31, 2023:

•	Total revenues were RMB7.00 billion (US$1.02 billion), representing 5.4% year-over-year growth.

•	Revenues from music subscriptions were RMB2.60 billion (US$378 million), representing 30.4% year-over-year growth. Paying users increased by 17.7% year-over-year to 94.4 million. On a sequential basis, the number of online music paying users grew by 5.9 million.

•	Net profit attributable to equity holders of the Company was RMB1.15 billion (US$167 million), representing 88.5% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.41 billion (US$205 million), representing 57.0% year-over-year growth.

•	Diluted earnings per ADS was RMB0.73 (US$0.11) and the number of ADSs used in diluted earnings per ADS computation was 1.58 billion.

•	Total cash, cash equivalents and term deposits as of March 31, 2023 were RMB28.5 billion (US$4.15 billion).

"We started 2023 with great momentum as our strategic emphasis on quality growth propelled a strong increase in our online music revenues. We are pleased to see that the revenue size of our online music services has now caught up with social entertainment services for the first time. This signifies that our long-term commitment to developing a sustainable online music business model is bearing fruit. Our total revenues experienced healthy growth in the first quarter, while our focus on efficiency optimization also drove robust net profit growth," said Mr. Cussion Pang, Executive Chairman of TME. "We are glad to achieve a record-high online music paying ratio and expand ARPPU for the fourth consecutive quarter. The broad appeal of our innovative advertising formats and expanded monetization toolbox have been driving our performance. During the quarter, we deepened partnerships with top music labels and artists to further enrich both our iconic music catalogues and vertical content offerings. We continued to foster creativity and nurture artists through a rich variety of support programs, stage performances and monetization opportunities, all of which are dedicated to amplifying the influence of musicians and their works. Furthermore, to capitalize on the public's growing demand for in-person activities, we kept exploring innovative means of interaction and monetization, while broadening our presence in the offline entertainment realm via TME Live, our online-merge-offline performance brand. Looking ahead, we will continue to prioritize high-quality growth and business development that create long-term value for our stakeholders and promote the healthy, vibrant advancement of the music industry."

"We take pride in fostering a community of passionate music lovers on our platform. To better serve their evolving needs, we further refined users' music consumption experience in the first quarter by expanding our premium sound quality and effects to more scenarios and providing more personalized listening experiences. These efforts drove a continuous growth of average daily time spent per daily active user," said Mr. Ross Liang, CEO of TME. "Audio live streaming has become an important growth driver for our ecosystem. We are leveraging our differentiated content and interactive features to fuel its further advancement, which not only enhances user experience but also attracts more vibrant audio anchors. This, in turn, benefits our musician ecosystem by incubating talented artists, showcasing their skills and helping them reach a wider audience. In addition, through ongoing exploration of large language models (LLMs), we have invigorated our platform ecosystem with a broader range of AI-generated content (AIGC) applications. This endeavour allows us to improve musician's efficiency in the key steps of music production as well as to provide users with a more dynamic and interactive user experience. These innovations are designed to further enrich our platform's content, creating tremendous opportunities for us to meet users' diverse and nuanced music tastes and social needs in new and exciting ways."

Financial Review for the First Quarter of 2023

Total revenues for the first quarter of 2023 were RMB7.00 billion (US$1.02 billion), representing an increase of 5.4% year-over-year. Revenues from online music services increased by 33.8% year-over-year to RMB3.50 billion (US$510 million). Revenues from social entertainment services and others decreased by 13.0% year-over-year to RMB3.50 billion (US$510 million). In the first quarter, the revenue size of our online music services has caught up with social entertainment services for the first time along TME's growth trajectory.

Online Music Services

As we further enhanced our monetization capabilities, revenues from online music services delivered robust growth of 33.8% year-over-year to reach RMB3.50 billion (US$510 million) in the first quarter of 2023. Revenues from music subscriptions for the first quarter grew by 30.4% year-over-year to RMB2.60 billion (US$378 million), propelled by the rapid expansion of both online music paying user base and ARPPU. Specifically, the number of online music paying users increased by 17.7% year-over-year to 94.4 million, which took online music paying ratio to a record high at 15.9%; while ARPPU expanded to RMB9.2, marking its fourth consecutive quarter of growth. The increases in both paying users and ARPPU were primarily attributable to our optimized content operations, increased user willingness to pay for premium features such as sound quality and effects, and more effective promotions. In addition, our Internet of Things ("IoT") service also delivered good results as more customers started to adopt our service, which gives us more monetization opportunities as we keep expanding use cases and service offerings.

Revenues from online music services other than subscriptions for the first quarter recorded robust year-over-year growth. Advertising revenues achieved notable growth year-over-year, primarily due to a lower revenue last year caused by the COVID-19 impact, as well as increasing interest from advertisers in our innovative advertising formats and an improved macro environment. Advertising spend by advertisers in the e-commerce, games, travel, and food and beverage verticals increased year-over-year, while revenues from ad-supported mode surged as more users adopted the model. In addition, during the first quarter, we attracted many brand advertisers, such as PepsiCo, YangYuanQing and JD.com to sponsor TME Live events. We also launched artist merchandise for well-known artists such as Allen Ren, Lu Han and Justin Huang,[2] with items including collection cards, action figures and T-shirts, among others. Our long-form audio is gaining popularity with an increasing number of trending releases, leading to healthy revenue growth on a year-over-year basis.

Social Entertainment Services and Others

Revenues from social entertainment services and others for the first quarter of 2023 decreased by 13.0% year-over-year to RMB3.50 billion (US$510 million). To adapt to the changing environment, we focused on increasing our competitiveness through ongoing product innovation and new initiatives in social entertainment services, such as audio live streaming, real-time interactive experiences and international expansion.

Revenues from audio live streaming in the first quarter of 2023 increased year-over-year as we provided differentiated content and interactive features. We also strove to build a growth path for more live streaming performers, further tapping into their potential, while strengthening their connection with users, and thereby cultivating users' willingness to consume and pay for content. In the first quarter, the number of performers in audio live streaming continued to grow year-over-year and quarter-over-quarter. For WeSing, based on our multi-person singing and chat rooms in both video and audio settings, we upgraded our chorus feature to support a chorus of 1,000 people, further enriching our platform's chorus scenarios and immersive experience while driving a year-over-year increase in our singing rooms' penetration rate for the fifth quarter in a row. Revenues from overseas business increased year-over-year in the first quarter with our ongoing expansion through both organic growth and M&A.

Costs, Expenses and Profitability

Cost of revenues for the first quarter of 2023 decreased by 2.0% year-over-year to RMB4.69 billion (US$683 million). The decline in revenues from social entertainment services led to a decrease in revenue sharing fees, which was the primary reason for the overall decrease in cost of revenues on a year-over-year basis, partially offset by the increase in content costs of royalties and higher payment channel fees.

Gross margin for the first quarter of 2023 increased 5.1 percentage points to 33.1% from 28.0% in the same period of 2022, primarily due to the strong growth of revenues from music subscriptions and advertising services, and our effective control and optimization of content costs, as well as improved operational cost efficiency.

Total operating expenses for the first quarter of 2023 decreased by 8.4% year-over-year to RMB1.23 billion (US$179 million). Operating expenses as a percentage of total revenues decreased to 17.5% in the first quarter of 2023 from 20.2% in the same period of 2022.

•	Selling and marketing expenses were RMB212 million (US$31 million), representing a year-over-year decrease of 35.8%. This decrease was primarily due to effective control over marketing expenses and optimization of our overall promotion strategies, as we reduced spending on user acquisition and remained focused on driving high-quality paying user growth.

•	General and administrative expenses were RMB1.02 billion (US$148 million), which was relatively stable compared with the same period of 2022. We continued to closely manage employee-related expenses by improving headcount efficiency as well as to invest in research and development to further empower music-related content creation, enhance production efficiency and improve sound quality and effects.

Driven by effective cost controls and improved operating efficiency, our operating profit grew to RMB1.38 billion (US$201 million) in the first quarter of 2023, representing an increase of 84.4% year-over-year.

For the first quarter of 2023, net profit attributable to equity holders of the Company was RMB1.15 billion (US$167 million), and non-IFRS net profit attributable to equity holders of the Company was RMB1.41 billion (US$205 million). Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.74 (US$0.11) and RMB0.73 (US$0.11), respectively, for the first quarter of 2023, and non-IFRS basic and diluted earnings per ADS were RMB0.90 (US$0.13) and RMB0.89 (US$0.13), respectively. The Company had weighted averages of 1.56 billion basic and 1.58 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Other Key Financial Information

As of March 31, 2023, the combined balance of the Company's cash, cash equivalents and term deposits amounted to RMB28.5 billion (US$4.15 billion), compared with RMB27.4 billion as of December 31, 2022. The increase was primarily driven by cash flows generated from operations.

Operating Metrics

•	TME's online music and social entertainment services key operating metrics[*][3]

	1Q23	1Q22	YoY %
MAU – online music (million)	592	636	(6.9%)
Mobile MAU – social entertainment (million)	136	162	(16.0%)
Paying users – online music (million)	94.4	80.2	17.7%
Paying users – social entertainment (million)	7.1	8.3	(14.5%)
Monthly ARPPU – online music (RMB)	9.2	8.3	10.8%
Monthly ARPPU – social entertainment (RMB)	164.5	161.8	1.7%

* Beginning in the first quarter of 2023, "online music MAUs" includes unique mobile and certain IoT devices. Accordingly, comparative figures were updated to conform to the current presentation. "Online music MAUs" for any given period (i) refers to the monthly average of the sum of the MAUs for that period; and (ii) includes QQ Music, Kugou Music, Kuwo Music and other music products, through which such product is accessed at least once in that month; duplicate access of different services by the same device is not eliminated from the calculation.

Business Review

Deepened partnerships with popular music labels and artists to enhance our music offerings:

•	Established strategic collaboration with Rock Records to provide users with iconic Chinese songs and original soundtracks of popular TV dramas, including the works of Chenyue Chang, Emil Chau, Jonathan Lee, Wu Bai and Mayday. We also strengthened strategic partnerships with Ronghao Li and Fenghua Qiushi, whose managed artists include Lu Han and Black Panthers, as well as with HYBE from South Korea with artists such as BTS and SEVENTEEN on its roster.

•	Provided users with privileged access to popular artists' content. Featuring a seven-day head-start period, our partnership with JJ Lin for his new digital album "Happily, Painfully After" was well-received by users, with this album breaking his previous sales record in terms of gross merchandise value on our platform. We also collaborated with well-known artists like KUN and Oaeen for head-start benefits on new song releases, together with merchandise sales, online and offline performances, and artist-fan interaction events.

•	To cater to the increasing demand for rap music among younger audiences, we strengthened music verticals and made solid progress in enriching our rap offerings by adding a number of new rap songs from heavyweight rappers such as Masiwei.

Leveraged a wide range of services to boost the exposure and influence of talented artists and their original musical works:

•	Unveiled a new initiative on our Tencent Musician Platform, the "Emerging Force Program." The program offers a wide range of artist services, including traffic support, revenue sharing and on- and off-line performance opportunities. Our goal is to increase the exposure and popularity of quality songs, while amplifying artists' influence, and thereby improving the vitality of the musician ecosystem on our platform. As of the first quarter, we had assisted 260 up-and-coming musicians in reaching their first million streams and helped multiple aspiring artists make their debut performances on stage. Notably, after joining the program, singer-songwriter Leezi and Slow-mo experienced a surge in followers and streams.

•	Teamed up with Billboard China to hold our first original music contest, "THE ONE," featuring a distinguished panel of singers and songwriters in both China and abroad, including Greyson Chance, Lenka, MIKA and TIA RAY. Our mission is to discover emerging artists with the ability to produce high-quality original Chinese music and expand their global reach.

•	Capitalized on our comprehensive content production strength to expand the IP value of the entertainment industry, creating musical works for numerous iconic films, games, animations, and other media. In the first quarter, we cooperated with the broader Tencent ecosystem, producing singles for 11 well-known games and four animations. Notable examples included "Praying for the Mountain and the Sea" for Honour of Kings and "Light of Dawn" for Dawn Awakening. We also co-produced Zhou Shen's Chinese cover of the theme song from Suzume which raked in over 100 million streams within three weeks of its release.

•	As the performance market recovered, TME Live seized opportunities to provide users with exceptional audio-visual experiences anytime and anywhere, while exploring innovative ways to monetize and interact with users. In the first quarter, we hosted a total of 29 online and offline concerts, among which the online concerts by KUN and Richie Jen received widespread user acclaim and attracted almost 70 million unique visitors in the Tencent ecosystem. We provided fans with the option to purchase custom merchandise while enjoying the shows. We also organized offline tours in cities such as Shenzhen, Changsha and Hangzhou for musicians such as Coola, Kafe.Hu, Pharaoh, Switch GodLes and the rock and roll band WhitePaper, allowing them to interact with fans up close.

Strengthened product features to more efficiently satisfy users' personalized needs:

•	Brought premium sound quality and effects to cover a wider range of scenarios. During the quarter, we introduced a customized sound effect for Teens in Times' (TNT) album, Utopia, which highlights vocal details and instrumental layers to create an air of a live performance. A total of 2.3 million users have utilized this sound effect across 170 million streams. In addition, we extended our premium sound quality to in-car use cases. One example is QQ Music's Galaxy Sound Effect which maximizes the performance of in-car audio systems.

•	Consistently improved our algorithms and optimized products to advance recommendation efficiency, gain deeper insights into content and user behaviors, and create a more personalized listening experience. In the first quarter, QQ Music and Kugou Music's recommendation streaming volume and time spent per user both increased year-over-year and quarter-over-quarter, taking the proportion of recommended streaming to a new high on our platform.

•	Created more differentiated audio live streaming content by leveraging the exceptional talent of our performers, with focus on categories such as music, emotional healing and talk shows. Our vibrant audio anchor ecosystem also benefits our musician community by providing a platform for talented artists to showcase their skills and reach a wider audience. Moreover, QQ Music live streaming added new interactive features to serve as icebreakers between performers and users, resulting in a year-over-year and quarter-over-quarter increase in daily time spent per user.

•	AIGC tools empowered us to produce content more efficiently and create more engaging experiences for users. The launch of "TME Studio" and "Vocal Producer" feature not only enhances musicians' creation efficiency in lyrics writing, composition, and music content analysis and editing, but also facilitates the generation of high-quality content by seamlessly blending users' original voice into different songs. In the first quarter, we introduced our first AI music companion, Xiaoqin, who hosted a live streaming show of singing and dancing with features of immersive entertainment experiences. In addition, users were able to engage with performers through AI-generated virtual gifts and personalized gameplays.

Social Responsibilities

We remain committed to fulfilling our social responsibilities. We launched a caring program, "If Music Has a Shape," to raise awareness about autism. The program invited more than 50 groups of singers and musicians from China and abroad to perform in our program and share their love, including Joker Xue, Sean Xiao and TIA RAY. We also debuted the caring through music theme song "Secrets Hidden in the Stars," sung by LUCY, our first hyper-real virtual pop idol.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

[1] Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, and income tax effects.
[2] Names of musicians and bands contained in this press release are sorted according to the following rules: (i) grouped by musicians and bands; and (ii) in alphabetical order by given names.
[3] Beginning in the first quarter of 2023, "online music MAUs" includes unique mobile and certain IoT devices. Accordingly, comparative figures were updated to conform to the current presentation. "Online music MAUs" for any given period (i) refers to the monthly average of the sum of the MAUs for that period; and (ii) includes QQ Music, Kugou Music, Kuwo Music and other music products, through which such product is accessed at least once in that month; duplicate access of different services by the same device is not eliminated from the calculation.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	2,616	3,501	510
Social entertainment services and others	4,028	3,503	510
	6,644	7,004	1,020
Cost of revenues	(4,784)	(4,689)	(683)
Gross profit	1,860	2,315	337

Selling and marketing expenses	(330)	(212)	(31)
General and administrative expenses	(1,012)	(1,017)	(148)
Total operating expenses	(1,342)	(1,229)	(179)
Interest income	150	237	35
Other gains, net	81	58	8
Operating profit	749	1,381	201

Share of net gains of investments accounted for using equity method	20	20	3
Finance cost	(30)	(34)	(5)
Profit before income tax	739	1,367	199

Income tax expense	(90)	(167)	(24)
Profit for the period	649	1,200	175

Attributable to:
Equity holders of the Company	609	1,148	167
Non-controlling interests	40	52	8

Earnings per share for Class A and Class B ordinary shares
Basic	0.19	0.37	0.05
Diluted	0.18	0.36	0.05

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.37	0.74	0.11
Diluted	0.37	0.73	0.11

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,273,281,390	3,120,690,738	3,120,690,738
Diluted	3,302,130,101	3,165,297,869	3,165,297,869

ADS used in earnings per ADS computation
Basic	1,636,640,695	1,560,345,369	1,560,345,369
Diluted	1,651,065,051	1,582,648,934	1,582,648,934

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Profit for the period	649	1,200	175
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	121	117	17
Share-based compensation	204	202	29
Gains from investments**	(2)	(17)	(2)
Income tax effects***	(33)	(39)	(6)
Non-IFRS Net Profit	939	1,463	213

Attributable to:
Equity holders of the Company	899	1,411	205
Non-controlling interests	40	52	8

Earnings per share for Class A and Class B ordinary shares
Basic	0.27	0.45	0.07
Diluted	0.27	0.45	0.06

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.55	0.90	0.13
Diluted	0.54	0.89	0.13

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,273,281,390	3,120,690,738	3,120,690,738
Diluted	3,302,130,101	3,165,297,869	3,165,297,869

ADS used in earnings per ADS computation
Basic	1,636,640,695	1,560,345,369	1,560,345,369
Diluted	1,651,065,051	1,582,648,934	1,582,648,934

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions
** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2022	As at March 31, 2023
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	323	340	50
Land use rights	2,480	2,462	358
Right-of-use assets	398	362	53
Intangible assets	2,368	2,289	333
Goodwill	19,493	19,538	2,845
Investments accounted for using equity method	4,330	4,291	625
Financial assets at fair value through other comprehensive income	3,168	4,694	683
Other investments	304	301	44
Prepayments, deposits and other assets	709	599	87
Deferred tax assets	347	352	51
Term deposits	6,530	8,040	1,171
	40,450	43,268	6,300

Current assets
Inventories	14	12	2
Accounts receivable	2,670	2,722	396
Prepayments, deposits and other assets	2,958	2,579	376
Other investments	37	37	5
Term deposits	11,291	8,325	1,212
Restricted Cash	34	41	6
Cash and cash equivalents	9,555	12,129	1,766
	26,559	25,845	3,763

Total assets	67,009	69,113	10,064

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,456	36,447	5,307
Shares held for share award schemes	(202)	(227)	(33)
Treasury shares	(6,349)	(6,088)	(886)
Other reserves	6,140	7,646	1,113
Retained earnings	12,052	13,200	1,922
	48,099	50,980	7,423
Non-controlling interests	1,028	1,083	158

Total equity	49,127	52,063	7,581

LIABILITIES
Non-current liabilities
Notes payables	5,536	5,463	795
Other payables and other liabilities	6	1	-
Deferred tax liabilities	211	193	28
Lease liabilities	306	284	41
Deferred revenue	106	129	19
	6,165	6,070	884

Current liabilities
Accounts payable	4,998	5,320	775
Other payables and other liabilities	4,022	2,797	407
Current tax liabilities	404	414	60
Lease liabilities	123	115	17
Deferred revenue	2,170	2,334	340
	11,717	10,980	1,599

Total liabilities	17,882	17,050	2,483

Total equity and liabilities	67,009	69,113	10,064

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	2,494	1,852	270
Net cash (used in)/provided by investing activities	(329)	811	118
Net cash used in financing activities	(395)	(80)	(12)
Net increase in cash and cash equivalents	1,770	2,583	376
Cash and cash equivalents at beginning of the period	6,591	9,555	1,391
Exchange differences on cash and cash equivalents	(8)	(9)	(1)
Cash and cash equivalents at end of the period	8,353	12,129	1,766